May 12, 2025

Shaun Passley
Chief Executive Officer
Ameritek Ventures, Inc.
401 Ryland Street, Suite #200A
Reno, NV 89502

       Re: Ameritek Ventures, Inc.
           Form 10-K/A for the Fiscal Year Ended December 31, 2024 Filed May 12, 2025
           Response dated May 9, 2025
           File No. 000-54739
Dear Shaun Passley:

       We have reviewed your May 9, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our May 5,
2025 letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2024
Management's Annual Report on Internal Control over Financial Reporting, page
28

1. We note your response to prior comment 1 and the revised disclosures in your amendment and reissue our prior comment. Please amend your filing to explicitly disclose your conclusion regarding the effectiveness of your internal control over financial reporting as of December 31, 2024. Please note that providing an effectiveness conclusion on internal control over financial reporting pursuant to Item
       308 of Regulation S-K is separate and distinct from providing an effectiveness conclusion on disclosure controls and procedures pursuant to Item 307 of Regulation
       S-K.
 May 12, 2025
Page 2



     Please contact Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing